Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Tel: +1.215.963.5000

Fax: +1.215.963.5001

www.morganlewis.com

August 8, 2018

FILED AS EDGAR CORRESPONDENCE

David Orlic

Chad Eskildsen

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gallery Trust (File No. 333-225946)

Dear Mr. Orlic and Mr. Eskildsen:

On behalf of our client, Gallery Trust (the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), regarding the Registrant’s registration statement on Form N-14 (the “Registration Statement”), filed on June 28, 2018, with respect to the following reorganizations (each, a “Reorganization,” and, together, the “Reorganizations”): (1) the reorganization of the Laudus Mondrian International Equity Fund, a series of Laudus Trust (the “Target Trust”), into the Mondrian International Equity Fund, an existing series of the Registrant; (2) the reorganization of the Laudus Mondrian Emerging Markets Fund, a series of the Target Trust, into the Mondrian Emerging Markets Equity Fund, a newly created shell series of the Registrant; and (3) the reorganization of the Laudus Mondrian International Government Fixed Income Fund, a series of the Target Trust (together with the Laudus Mondrian International Equity Fund and Laudus Mondrian Emerging Markets Fund, the “Target Funds,” and each, a “Target Fund”), into the Mondrian International Government Fixed Income Fund, a newly created shell series of the Registrant (together with the Mondrian International Equity Fund and Mondrian Emerging Markets Equity Fund, the “Acquiring Funds,” and each, an “Acquiring Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by the Target Trust, Charles Schwab Investment Management, Inc. (“CSIM”), the investment adviser of the Target Funds, and Mondrian Investment Partners Limited (“Mondrian”), the investment sub-adviser of the Target Funds and the investment adviser of the Acquiring Funds, for the specific purpose of responding to the Staff’s comments.

This letter refers to: (1) the Proxy Statement/Prospectus relating to the reorganization of the Laudus Mondrian International Equity Fund into the Mondrian International Equity Fund as the “International Equity Proxy Statement/Prospectus”; (2) the Proxy Statement/Prospectus relating to the reorganizations of the Laudus Mondrian Emerging Markets Fund and the Laudus Mondrian International Government Fixed Income Fund into the Mondrian Emerging Markets Equity Fund and the Mondrian International Government Fixed Income Fund, respectively, as the “Combined Proxy Statement/Prospectus”; (3) the International Equity Proxy Statement/Prospectus and the Combined Proxy Statement/Prospectus together as the “Proxy Statements/Prospectuses”; (4) the Statement of Additional Information relating to the International Equity Proxy Statement/Prospectus as the “International Equity Merger SAI”; and (5) the Statement of Additional Information relating to the Combined Proxy Statement/Prospectus as the “Combined Merger SAI.” Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Proxy Statements/Prospectuses

1.	Comment. For each Target Fund and the Mondrian International Equity Fund, please confirm that the fees in the Fund’s fee table represent current fees in accordance with Item 3 of Form N-14.

Response. The Target Trust confirms that, for each Target Fund, the fees in the Fund’s fee table represent current fees in accordance with Item 3 of Form N-14. The Target Trust notes that other expenses for the Laudus Mondrian Emerging Markets Fund have been restated from the actual expense ratios disclosed in the Target Funds’ annual report for the fiscal year ended March 31, 2018 to reflect the negative impact on economies of scale resulting from lower assets under management. The Registrant confirms that, for the Mondrian International Equity Fund, the fees in the Fund’s fee table represent current fees in accordance with Item 3 of Form N-14.

2.	Comment. For each Target Fund, please clarify in footnote 2 to the fee table that any amounts waived or reimbursed by CSIM prior to the Reorganization will not be subject to reimbursement following the Reorganization.

Response. The requested changes have been made.

3.	Comment. For each Reorganization, please disclose the estimated direct costs of the Reorganization that are to be borne by Mondrian or an affiliate.

Response. The Registrant respectfully declines to make the requested change because the Registrant does not believe that such disclosure would assist investors in making an informed decision about whether to approve a Reorganization, as neither the Target Fund nor the Acquiring Fund would bear such costs.

4.	Comment. Please replace the phrase “total dollar value” with “total net asset value.”

Response. The requested changes have been made.

5.	Comment. Pursuant to Rule 411 under the Securities Act of 1933, as amended (the “Securities Act”), please provide the file number for each document incorporated by reference into the Proxy Statements/Prospectuses.

Response. The requested changes have been made.

6.	Comment. For each Reorganization, please supplement the disclosure stating that the Reorganization is expected to result in a reduction in annual operating expenses, both before and after fee waivers, with disclosure indicating that such fee waivers are expected to continue through February 28, 2021.

Response. The requested changes have been made.

7.	Comment. In the last paragraph of “The Proposed Reorganization – Summary of Agreement and Plan of Reorganization” section of each Proxy Statement/Prospectus, please disclose, if accurate, that CSIM is receiving an economic benefit in connection with the Reorganization(s).

Response. CSIM confirms that it is not receiving an economic benefit in connection with the Reorganizations.

8.	Comment. In the “Voting Information – Quorum Requirement and Adjournment” section of each Proxy Statement/Prospectus, please clarify that the number of shares of a Target Fund that must be represented at the Meeting in order for the Target Fund’s Reorganization to be approved at the Meeting is higher than the number of shares of a Target Fund that constitutes a quorum with respect to the Target Fund.

Response. The requested changes have been made.

International Equity Proxy Statement/Prospectus

9.	Comment. Please disclose information about the Target Fund’s additional index in the narrative explanation accompanying the Target Fund’s performance information. See Instruction 2(b) to Item 4 of Form N-1A.

Response. The first sentence of the narrative explanation has been revised to read as follows:

The bar chart below shows how the Target Fund’s investment results have varied from year to year, and the following table shows how the Target Fund’s average annual total returns for various periods compared to those of two broad-based market indices.

10.	Comment. In “The Proposed Reorganization – Board Considerations in Approving the Reorganization” section, please disclose the factors that the Trustees considered in determining that the use of the Acquiring Fund’s valuation policies and procedures for the Reorganization would be appropriate and would not result in dilution of the interests of the Target Fund shareholders.

Response. The tenth bullet point in the section has been revised to read as follows:

The Trustees considered that the Reorganization will be consummated at net asset value (as determined using the Acquiring Fund’s valuation policies and procedures), that the valuation policies and procedures for the Acquiring Fund are not materially different from those of the Target Fund and that the interests of the Target Fund’s shareholders would not be diluted as a result of the proposed Reorganization.

11.	Comment. Please provide the Capitalization table information as of April 30, 2018.

Response. The requested change has been made.

Combined Proxy Statement/Prospectus

12.	Comment. Please confirm supplementally that the prospectus and statement of additional information for the Acquiring Funds filed in Post-Effective Amendment No. 8 to the Registrant’s registration statement on Form N-1A will not be used before the consummation of the Reorganizations.

Response. The prospectus and statement of additional information for the Acquiring Funds filed in Post-Effective Amendment No. 8 to the Registrant’s registration statement on Form N-1A may be used before the consummation of the Reorganizations to the extent permitted by the Securities Act, but the Acquiring Funds will not be available for purchase before the consummation of the Reorganizations.

13.	Comment. Please confirm that the fees and expenses incurred indirectly by the Laudus Mondrian Emerging Markets Fund as a result of its investment in shares of one or more acquired funds did not exceed 0.01 percent of the average net assets of the Fund during its last fiscal year, or alternatively, add an “Acquired Fund Fees and Expenses” subcaption to the Fund’s fee table and disclose in the subcaption the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the last fiscal year.

Response. The Target Trust confirms that the fees and expenses incurred indirectly by the Fund as a result of its investment in shares of one or more acquired funds did not exceed 0.01 percent of the average net assets of the Fund during its last fiscal year.

14.	Comment. In the descriptions of the Mondrian Emerging Markets Equity Fund’s principal investment strategies, please delete “Although this is not an exclusive list” from the following sentence:

Although this is not an exclusive list, Mondrian considers an emerging market country security to be one that is issued by a company that exhibits one or more of the following characteristics: (1) the company’s principal securities trading market is in an emerging market country; (2) while traded in any market, alone or on a consolidated basis, the company derives 50% or more of its annual revenues or annual profits from either goods produced, sales made or services performed in emerging market countries; (3) the company has 50% of more of its assets located in an emerging market country; or (4) the company is organized under the laws of, and has a principal office in, an emerging market country.

Response. The sentence has been revised to read as follows:

Mondrian considers an emerging market country security to be one that is issued by a company that exhibits one or more of the following characteristics: (1) the company’s principal securities trading market is in an emerging market country; (2) while traded in any market, alone or on a consolidated basis, the company derives 50% or more of its annual revenues or annual profits from either goods produced, sales made or services performed in emerging countries; (3) the company has 50% of more of its assets located in an emerging market country; (4) the company is organized under the laws of, and has a principal office in, an emerging market country. Mondrian determines eligibility based on publicly available information and inquiries made of the companies; or (5) Mondrian otherwise believes that the company is exposed to the economic activities and risks of an emerging market country.

15.	Comment. Please confirm that the terms “other issuers” and “companies” in the descriptions of the Mondrian International Government Fixed Income Fund’s principal investment strategies refer to the corporate debt securities in which the Fund may invest up to 20% of its net assets.

Response. Mondrian confirms that the term “companies” in the descriptions of the Mondrian International Government Fixed Income Fund’s principal investment strategies refers to the corporate debt securities in which the Fund may invest up to 20% of its net assets. The term “other issuers” has been replaced with “companies.”

16.	Comment. In the descriptions of the Mondrian International Government Fixed Income Fund’s principal investment strategies, please state if there are any restrictions on the maturity or duration of the Fund’s investments.

Response. The requested change has been made.

17.	Comment. Please consider stating the Mondrian International Government Fixed Income Fund’s 80% investment policy in the beginning of the descriptions of the Fund’s principal investment strategies.

Response. The Registrant respectfully declines to make the requested change because it believes that the descriptions of the Fund’s principal investment strategies are organized appropriately.

18.	Comment. In the descriptions of the Mondrian International Government Fixed Income Fund’s 80% investment policy, please add “foreign” before “governments.”

Response. The Registrant respectfully declines to make the requested change because it believes that the Fund’s 80% investment policy complies with Rule 35d-1 under the 1940 Act.

19.	Comment. In the descriptions of the Mondrian International Government Fixed Income Fund’s principal investment strategies, please explain how Mondrian applies its value-oriented investment approach in deciding which securities to buy and sell for the Fund.

Response. The Proxy Statement/Prospectus states:

The core of the fundamental research effort is a value-oriented prospective real yield approach which looks at today’s yield in each market and subtracts from it forecasted inflation for the next two years to identify value as a forward looking potential real yield. Comparisons of the values of different possible investments are then made. The higher the prospective real yield the higher the relative allocation and conversely the lower the prospective real yield the lower the allocation, or even a zero allocation.

In light of the foregoing, Mondrian believes that the Proxy Statement/Prospectus includes appropriate disclosure with respect to this matter.

20.	Comment. In the descriptions of the Mondrian International Government Fixed Income Fund’s principal investment strategies, please disclose any specific limit on the percentage of the Fund’s assets that may be invested in securities issued by the U.S. government or its agencies and instrumentalities.

Response. Mondrian confirms that there is no specific limit on the percentage of the Fund’s assets that may be invested in securities issued by the U.S. government or its agencies and instrumentalities.

21.	Comment. Please confirm supplementally that the Mondrian Emerging Markets Equity Fund does not expect to invest in contingent convertible securities as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Response. Mondrian confirms that it does not currently expect investments in contingent convertible securities to be part of the Mondrian Emerging Markets Equity Fund’s principal investment strategies.

22.	Comment. Please disclose that the Mondrian Emerging Markets Equity Fund will count only those convertible securities that are “immediately” convertible into equity securities toward satisfying the Fund’s 80% investment policy.

Response. The requested change has been made.

23.	Comment. Please add principal risk disclosure regarding the Mondrian International Government Fixed Income Fund’s investments in zero coupon bonds.

Response. The requested change has been made.

24.	Comment. Please confirm supplementally that the FTSE Non-U.S. Dollar World Government Bond Index only includes developed market countries.

Response. Although certain countries that are defined as emerging or developing economies by the International Monetary Fund are included in the FTSE Non-U.S. Dollar World Government Bond Index, the Mondrian International Government Fixed Income Fund does not consider such countries to be emerging market countries.

25.	Comment. Please confirm that each Acquiring Fund will adhere to the Staff’s position that derivatives must be valued at their market, as opposed to notional, value for purposes of an 80% investment policy.

Response. We are not aware of any written position by the Staff indicating that derivatives must be valued at their market, as opposed to notional, value for purposes of an 80% investment policy. The Registrant respectfully declines to make the requested confirmation because each Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Registrant respectfully submits that such treatment is consistent with the SEC’s statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that “[i]n appropriate circumstances” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

26.	Comment. Please provide the Capitalization table information as of a date within 30 days of the effective date of the Registration Statement.

Response. The requested change has been made.

27.	Comment. With respect to the disclosure in the “Buying or Selling Shares through a Financial Intermediary” section of Exhibit A regarding financial intermediaries imposing cut-off times for purchase and sale requests that are earlier than the time that an Acquiring Fund calculates its NAV, please confirm if the Registrant has specific knowledge of any financial intermediaries imposing such earlier cut-off times, and explain how such practice is consistent with Rule 22c-1 under the 1940 Act.

Response. The disclosure has been removed.

28.	Comment. In the “Receiving Your Money” section of Exhibit A, if the number of days following receipt of shareholder redemption requests in which the Acquiring Funds typically expect to pay out redemption proceeds to redeeming shareholders differs by method of payment, please disclose the typical number of days or estimated range of days that the Acquiring Funds expect they will take to pay out redemption proceeds for each method used. See Item 11(c)(7) of Form N-1A.

Response. The number of days following receipt of shareholder redemption requests in which the Acquiring Funds typically expect to pay out redemption proceeds to redeeming shareholders does not differ by method of payment.

29.	Comment. In the “Redemptions In-Kind” section of Exhibit A, please consider disclosing whether in-kind redemptions will be pro-rata slices of an Acquiring Fund’s portfolio, individual securities from a Fund’s portfolio, or representative baskets of securities from a Fund’s portfolio.

Response. The Registrant believes that the existing disclosure in the section identifies for shareholders the possibility that they may receive an in-kind redemption and the risks that they may face in holding and disposing of such securities. The Registrant does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Further, such disclosure may not be beneficial to shareholders because whether a particular in-kind redemption will be facilitated by a Fund through a pro-rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio, or representative baskets of securities from the Fund’s portfolio is a determination made at the time of each redemption based on various facts and circumstances. Therefore, the Registrant respectfully declines to add additional disclosure at this time.

30.	Comment. Please supplementally explain how the involuntary redemption of Acquiring Fund shareholders whose account balance drops below $1 million is consistent with the Staff no-action letters regarding automatic redemptions of “small” accounts.

Response. In a letter from Alan S. Mostoff, Director of Division of Investment Management Regulation to Mr. Robert L. Augenblick, President of the Investment Company Institute (pub. avail. May 1, 1975) (the “ICI Letter”), the Staff stated that it had no objection to a procedure whereby a mutual fund automatically redeemed shares owned by investors whose accounts fell below a specified minimum dollar amount, provided, among other things, that the specified minimum dollar amount was reasonable so as not to be unfair to investors. In DFA U.S. Large Cap Portfolio, Inc. (pub. avail. Sept. 7, 1990), the Staff stated that it would not recommend enforcement action under Section 22(e) of the 1940 Act if a fund that offered its shares only to investors that had invested at least $15 million in accounts managed by the fund’s investment adviser, and maintained assets in such accounts from which the investment adviser received annual advisory fees of at least $100,000 (the “minimum fee requirement”), automatically redeemed the shares of investors that did not continue to satisfy the minimum fee requirement, provided that the fund complied with the relevant conditions of the ICI Letter. Accordingly, the Registrant does not believe that the Staff no-action letters only permit the automatic redemptions of “small” accounts. Rather, the Staff no-action letters permit the automatic redemptions of accounts when, among other conditions, the involuntary redemption amount is set at an amount that is reasonable so as not to be unfair to investors. The Registrant believes that an involuntary redemption of Acquiring Fund shareholders whose account balance drops below $1 million is reasonable because the Acquiring Funds have a $1 million minimum initial investment, and maintenance of smaller shareholder accounts may adversely affect an Acquiring Fund’s expenses and unduly burden its larger shareholders.

31.	Comment. In the “Additional Information” section of Exhibit A, please replace “other than any rights conferred explicitly by federal or state securities laws that may not be waived” with “other than any rights conferred by federal or state securities laws.”

Response. The Registrant respectfully declines to make the requested change because it believes that the disclosure is accurate.

International Equity Merger SAI

32.	Comment. In the Pro Forma Financial Statements:

(a) Please provide the information as of April 30, 2018.

(b) Please correct the numbering of the footnotes to the Pro Forma Statement of Assets and Liabilities.

(c) Please remove adjustments 3, 4, 5 and 7 from the Pro Forma Statement of Assets and Liabilities.

(d) Please bifurcate the adjustments to “net unrealized appreciation on investments” in the Pro Forma Statement of Assets and Liabilities and the adjustments to “net change in unrealized appreciation (depreciation) on investments” in the Pro Forma Statement of Operations.

Response. The requested changes have been made.

33.	Comment. In the Notes to Pro Forma Financial Statements:

(a) Please disclose any capital loss carry forwards.

(b) Please disclose any related party agreements.

(c) Please include disclosure regarding the costs of the Reorganization expected to be borne by the Target Fund and the Acquiring Fund.

(d) Please disclose that the Mondrian International Equity Fund will be the accounting survivor of the Reorganization.

(e) Please disclose the approximate brokerage and other transaction costs, in both total dollars and dollars per share, associated with the Reorganization.

Response. The requested changes have been made.

Combined Merger SAI

34.	Comment. Please do not use the term “Statement of Additional Information” in the title of Appendix A.

Response. Appendix A has been retitled “Additional Information Regarding the Acquiring Funds.”

35.	Comment. In the “Description of Permitted Investments” section of Appendix A, please revise the “Risks of Foreign Securities” disclosure to address: (a) the difficulty in obtaining or enforcing a court judgment abroad; and (b) difficulties in transaction settlements and the effect of this delay on shareholder equity.

Response. The section states that: (a) “[f]oreign stock markets . . . may have different settlement practices, which may cause delays and increase the potential for failed settlements,” and (b) “[f]oreign markets may offer less protection to shareholders than U.S. markets because . . . economic or political concerns may influence regulatory enforcement and may make it difficult for shareholders to enforce their legal rights.”

In light of the foregoing, the Registrant believes that the section includes appropriate disclosure with respect to these matters.

36.	Comment. In the “Description of Permitted Investments” section of Appendix A, please revise the “Bank Loans” disclosure to clarify that bank loans that settle on a delayed basis settle in more than seven calendar days.

Response. The requested change has been made.

37.	Comment. Please revise the Acquiring Funds’ fundamental investment policy on concentration to clarify that industrial revenue bonds (i.e., those bonds that are issued by municipalities to finance non-governmental projects) and municipal securities with payments of principal or interest backed by the revenue of a specific project will be counted by the Funds as investments in the industry to which they are related, and thus subject to the 25% industry concentration limit.

Response. The Registrant is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that require this interpretation. The Registrant is also unaware of any support for this interpretation in the historical views of the Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). These documents discuss the Staff’s position with respect to industrial development bonds and tax-exempt securities with interest paid from the revenues of a project in the context of the Staff’s view that “the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” While the documents make clear that industrial development bonds and tax-exempt securities are not subject to Section 8(b)(1) concentration policies, the Staff does mandate prospectus disclosure for a fund with a substantial amount of its assets invested in tax-exempt securities which are related in such a way that an economic, business, or political development or change affecting one such security would likewise affect the other securities. The Registrant, therefore, respectfully declines to make the requested change. The Registrant supplementally notes that Mondrian does not currently expect investments in municipal securities to be part of either Acquiring Fund’s principal investment strategies.

38.	Comment. Please explain supplementally why the Advisory Agreement is dated January 22, 2016, as amended, given that the Mondrian Emerging Markets Equity Fund and the Mondrian International Government Fixed Income Fund have not yet commenced operations.

Response. The Advisory Agreement with respect to the Mondrian International Equity Fund was amended to add the Mondrian Emerging Markets Equity Fund and the Mondrian International Government Fixed Income Fund.

39.	Comment. In the “Advisory Fees Paid to the Adviser” section of Appendix A, please delete the disclosure regarding the Predecessor Adviser’s fees.

Response. The Registrant respectfully declines to make the requested change. The Registrant believes that the disclosure is required by Item 19(a)(3)(i) of Form N-1A because the Acquiring Funds would be the performance and accounting survivors of the Reorganizations.

40.	Comment. In the “Purchasing and Redeeming Shares” section of Appendix A, please add “for more than seven days” after the statement that “the Trust reserves the right to . . . postpone the date of payment upon redemption.”

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
Leon Salkin